Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2017 results

  Net earnings increased 2.1% to $817 million; net earnings attributable to common shareholders up 2.4% to $770 million, or $0.86 per common share; adjusted net earnings of $799 million 1.9% higher, generating adjusted EPS of $0.88
  Cash flows from operating activities of $2,233 million, up 14.9%, drove free cash flow growth of 24.4%, supporting capital spending and common share dividend
  Service revenue and adjusted EBITDA up 5.9% and 5.8% respectively, yielding higher margin of 41.7%, on continued strong wireless growth, improved wireline subscriber results, and Bell MTS synergies
  198,005 total wireless postpaid, Internet, and IPTV net additions, up 8.3%
  Strong wireless operating performance with 9.2% higher postpaid net additions of 117,182, 11.2% increase in service revenue, and adjusted EBITDA growth of 9.4%
  80,823 new Internet and IPTV customer additions, up 6.9% year over year, on rapidly expanding broadband fibre footprint and IPTV product innovation
  Wireline service revenue growth of 4.1% drove 4.4% higher adjusted EBITDA and 0.6-point increase in industry-leading margin of 42.3%, fully supporting continuing significant broadband fibre investments going forward
  Media revenue up 1.0% with stable year-over-year adjusted EBITDA; proposed acquisition of French-language specialty channels Séries+ and Historia enhances Bell Media’s competitive positioning in Québec marketplace

MONTRÉAL, November 2, 2017 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the third quarter (Q3) of 2017.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q3 2017	Q3 2016	% change
BCE
Operating revenues	5,678	5,407	5.0%
Net earnings	817	800	2.1%
Net earnings attributable to common shareholders	770	752	2.4%
Adjusted net earnings(1)	799	784	1.9%
Adjusted EBITDA(2)	2,366	2,236	5.8%
EPS	0.86	0.87	(1.1%)
Adjusted EPS(1)	0.88	0.91	(3.3%)
Cash flows from operating activities	2,233	1,943	14.9%
Free cash flow(3)	1,183	951	24.4%

1/17

“The competitive advantages enabled by Bell’s advanced fibre and wireless networks, coupled with strong execution of our broadband innovation strategy by the Bell team throughout Canada, delivered almost 200,000 net new broadband postpaid wireless, Internet, and IPTV customers in Q3 – up more than 8% compared to last year – and significant increases in network usage, revenue, and customer satisfaction,” said George Cope, President and Chief Executive Officer of BCE Inc. and Bell Canada. “The rapid pace of Bell’s broadband Fibe and mobile LTE-A network deployments and service innovation supported a record number of Q3 postpaid wireless gross activations and our best Q3 postpaid net additions since 2012, as well as our first quarter of year-over-year combined Internet and IPTV customer increases since Q1 2015 – including net positive growth in our overall national TV business.”

“With Bell LTE coverage reaching 99% of Canadians in Q3, and 86% of our mobile customers now using Canada’s best national network, strong growth in mobile data usage continued to support industry-leading wireless revenue and adjusted EBITDA growth. Strong Fibe TV and Internet customer increases drove wireline adjusted EBITDA growth of 4.4% and enhanced customer satisfaction as the Fibe footprint continues to grow, while also improving our results in home phone and business NAS. Bell Media continued to build on its leadership in multimedia, including the most-watched programs in both conventional, specialty and pay TV, resulting in revenue growth and steady adjusted EBITDA performance in a fast-changing media marketplace.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered world-class fibre and wireless LTE networks; continued strong performance across wireless, TV, Internet, and media growth services; 48 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth; and 13 increases to the BCE common share dividend since the end of 2008 – a total increase of 97%.

CORPORATE DEVELOPMENTS

For full details of BCE corporate developments in the quarter, please refer to the BCE Q3 2017 Shareholder Report at BCE.ca.

Bell LTE mobile network reaches 99% Canadian coverage milestone

  Bell’s LTE network now reaches 99% of Canadians, the first time a wireless technology has provided near-ubiquitous broadband coverage across the national population.
  Bell continues to expand coverage to keep pace with population growth in centres large and small – including a plan announced September 18 to expand broadband wireless service to all 25 communities in Nunavut. At the same time, Bell subsidiary Northwestel announced 15 Megabits per second (Mbps) Internet service for these same communities in partnership with the federal government’s Connect to Innovate program.
  As the nation’s wireless innovation leader, Bell also continues to drive mobile data speeds in Canada to world-leading levels. LTE offers theoretical data download speeds up to 150 Mbps to 99% of the national population, and 82% are now covered by Bell LTE Advanced (LTE-A) with speeds up to 260 Mbps. Bell now reaches 33% of Canadians with Tri-band LTE-A service offering theoretical speeds up to 335 Mbps, and up to 750 Mbps with the leading-edge Bell Quad Band LTE-A service available to 21% of the population.
  Bell is now conducting further trials of Fifth Generation (5G) mobile technology in the 28 GHz and 3.5 GHz ranges with technology partner Huawei. Bell previously successfully demonstrated 5G capability in the 73 GHz range in collaboration with Nokia in 2016.

2/17

5G technology will enable significantly faster data speeds, lower latency, and increased capacity to meet demands for mobile video, virtual reality, and Internet of Things (IoT) applications. Bell is a member of the Next Generation Mobile Networks consortium, the global body defining requirements for the international 5G ecosystem.

Bell MTS moving forward in Manitoba

  Bell MTS continues to roll out new broadband fibre and wireless service in Manitoba as part of Bell’s 5-year, $1-billion capital investment plan for the province.
  Bell Fibe Internet, offering download speeds up to 940 Mbps, is now available in parts of Beausejour, Blumenort, Brandon, Carberry, Dauphin, Dugald, Gimli, Killarney, La Salle, Lorette, Minnedosa, Mitchell, Morden, Neepawa, Niverville, Oakbank, Oakbluff, Selkirk, Steinbach, Stonewall, The Pas, Thompson, and Winkler, in addition to Fibe service already available in some Winnipeg locations.
  Approximately 85% of the Bell MTS wireless network has been upgraded to LTE-A capability, including in Winnipeg, Brandon, Portage La Prairie, Selkirk, Steinbach, Gimli, Morden, Winkler, Churchill, Thompson, Flin Flon, Falcon Lake, East St. Paul, and Grand Beach. Next week, Bell will also complete continuous wireless coverage along the critical Highway 75 corridor linking Winnipeg to the US border at Emerson.
  Bell will become the only carrier to offer cellular service for Apple Watch Series 3 in Manitoba beginning in early December.
  This month, Bell MTS will introduce Fibe TV service in selected areas of the province, including exclusive television innovations like Restart, which lets you watch a show already in progress, or up to 30 hours after it started, from the beginning.

Federal wireless and WAN contracts

  On October 3, Shared Services Canada (SSC) announced Bell Mobility as the primary supplier of the Government of Canada’s mobile network services and devices for the next 6 years, with options to renew. Bell Mobility will supply voice, text, and data services and approximately 230,000 mobile devices to federal employees in more than 100 departments and agencies.
  On October 20, SSC awarded Bell Business Markets a 7-year contract for GCNet WAN International Services - Stream 3, providing international WAN services for federal departments, including Global Affairs, National Defence, and Veterans Affairs, in more than 140 countries. Enabled by Bell’s MPLS and IP-based network capabilities, GCNet Stream 3 will support new video, data and voice applications.

Only Bell offers all of Apple’s newest mobile products in Canada

  Bell announced the availability of the new generation iPhone 8, iPhone 8 Plus, and Apple TV 4K on September 22, and became the only carrier in Canada (and 1 of just 13 worldwide) to offer cellular service for Apple Watch Series 3.
  In addition to enhancing network capability with Voice over LTE (VoLTE) technology to enable the GPS and cellular functions of the Apple Watch, Bell also introduced NumberShare, a service that enables customers to pair the Apple Watch with their iPhone using the same phone number.
  With the availability of the iPhone X in Bell and The Source stores tomorrow, Bell becomes the only carrier in Canada to offer the complete line-up of the latest generation of Apple products.
  Bell further expanded its leading mobile device lineup in Q3 with Google’s Pixel 2 smartphone, with the larger-screen Pixel 2 XL scheduled to arrive in stores November 15.

3/17

Bell Business Markets service and innovation centre in New Brunswick

  On October 6, Bell and the Government of New Brunswick announced a National Service Centre in Fredericton that will create up to 150 full-time jobs over the next 5 years, including technical, business and security analysts, quality assurance, developers, and project management positions. The centre will provide enhanced delivery of technology solutions to large business customers in the Atlantic region and across Canada while supporting the development of new cybersecurity solutions.
  Bell also announced a $100,000 investment in the Canadian Institute for Cybersecurity at the University of New Brunswick to support collaboration in one of the fastest-growing technology sectors in the world.

Bell Media grows French-language channel offering, enhances NHL coverage

  Bell Media announced on October 17 that it had entered into an agreement with Corus Entertainment Inc. to acquire French-language specialty channels Séries+ and Historia. The addition of these premier channels will further strengthen Bell Media’s French-language TV offerings in the Québec marketplace. Valued at approximately $200 million, the transaction is subject to federal regulatory approvals and expected to close in 2018.
  Bell Media’s English and French-language sports networks TSN and RDS have significantly expanded regional NHL coverage this hockey season, with TSN set to deliver more than 190 regular-season games in 4 markets, and RDS to broadcast 119 Montréal Canadiens and Ottawa Senators games. TSN will also bring a total of 60 Winnipeg Jets regular season games to viewers in Manitoba.

Bell Let’s Talk the most-used Twitter hashtag ever in Canada

  With August 23 marking the 10th anniversary of the Twitter #hashtag, the social media network announced the all-time Top 5 most-used hashtags in Canada– and #BellLetsTalk was #1. Twitter support has been part of Bell Let’s Talk Day since 2013, and since then almost 27 million tweets have used #BellLetsTalk and the French-language #BellCause to share the mental health message.
  The Bell Let’s Talk Community Fund is supporting 70 more local and grassroots mental health organizations throughout Canada this year. Since 2011, 414 front-line community groups in every region of the country have received grants from annual Community Fund. Applications for the 2018 fund open in January at Bell.ca/LetsTalk.
  Bell Let’s Talk continues to be recognized for its ground-breaking work to eliminate the stigma of mental illness and drive action in mental health care, research, and workplace leadership. In October, the 2017 Global Carrier Awards recognized Bell Let’s Talk with its Best Workplace Initiative Award, and the Academy of Canadian Cinema & Television announced Bell Let’s Talk as the recipient of its 2018 Humanitarian Award.

BCE RESULTS

“We performed well across the business in Q3, posting a very solid quarter of service revenue, adjusted EBITDA and margin growth, driven by continued excellent wireless postpaid subscriber and financial metrics, stronger residential Internet and IPTV net customer additions, another quarter of stable media financial performance, and the favourable impact of Bell MTS,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “Our year-to-date free cash flow growth of 20.1% and balance sheet strength fully support higher planned spending on the advanced broadband networks and services that are essential to driving the long-term growth of our business as well as the successful execution of our capital markets objectives. As well, with the recent rise in interest rates and our robust asset returns, the solvency ratio of the Bell Canada defined benefit pension plan now exceeds 97%, its strongest position in more than a decade.”

4/17

BCE operating revenue grew 5.0% in Q3 to $5,678 million. This was driven by 5.9% higher service revenue, reflecting increases at both Bell Wireless and Bell Wireline, which included a favourable financial contribution from the acquisition of Manitoba Telecom Services Inc. (MTS), completed on March 17, as well as top-line growth at Bell Media. Product revenue decreased 6.8% to $356 million due to lower wireline data product sales to business customers.

Net earnings increased 2.1% to $817 million while net earnings attributable to common shareholders grew 2.4% to $770 million, or $0.86 per share, compared to $0.87 per share in Q3 2016. Higher net earnings were due to growth in operating revenue that drove higher adjusted EBITDA as well as lower income taxes, partly offset by increased net depreciation and amortization expense and higher interest and other expense. Excluding severance, acquisition and other costs, net losses or gains on investments, impairment charges and early debt redemption costs, adjusted net earnings were up 1.9% in Q3 to $799 million, or $0.88 per common share, down from $0.91 per share last year. The increase in BCE’s average number of common shares outstanding, due to the shares issued for the equity component of the MTS acquisition, resulted in earnings per share dilution this quarter.

BCE’s adjusted EBITDA increased 5.8% to $2,366 million on year-over-year growth of 9.4% at Bell Wireless and 4.4% at Bell Wireline, supported by the financial contribution of Bell MTS. Bell Media adjusted EBITDA of $187 million was stable compared to last year.

BCE’s consolidated adjusted EBITDA margin(2) expanded to 41.7% from 41.4% last year as the flow-through of strong wireless service revenue growth, increasing broadband Internet scale, Bell MTS integration synergies, and greater fibre-related cost savings more than offset higher year-over-year wireless postpaid subscriber retention and acquisition spending, higher residential wireline acquisition and retention costs required to match aggressive competitor bundle promotions, higher media content costs, and the margin impact from the steady decline in traditional legacy voice services. Consolidated adjusted EBITDA and margin performance in Q3 was also moderated by the adverse impact of CRTC decisions related to wholesale Internet tariffs and customer cancellation refunds, which in aggregate totalled approximately $26 million in the quarter.

BCE continued its industry-leading investment in advanced broadband wireline and wireless infrastructure with total consolidated capital expenditures of $1,040 million, up 6.6% from Q3 2016, representing an increased capital intensity(4) ratio (capital expenditures as a percentage of total revenue) of 18.3% compared to 18.1% last year. Higher spending mainly reflected ongoing broadband fibre deployment to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban centres; increasing wireless LTE-A network speeds through carrier aggregation; deployment of small-cell technology to optimize mobile coverage, signal quality and data backhaul; augmenting wireless and Internet network capacity to support subscriber growth and rapid increases in video and other data usage; the impact of acquisitions and new contract wins at Astral Out of Home (AOOH); and upgrades to Bell Media broadcast studios and TV production equipment. The increase in the quarter also reflected investment in Manitoba to improve network coverage, capacity and speeds, and the ongoing integration of MTS billing and other systems with Bell’s.

BCE cash flows from operating activities were up 14.9% to $2,233 million in Q3. The increase was the result of higher adjusted EBITDA, a positive change in working capital and lower income taxes paid, partly offset by higher interest payments, all of which reflected the incremental financial contribution of Bell MTS in the quarter. BCE generated $1,183 million of free cash flow this quarter, 24.4% higher than Q3 of last year, driven by an increase in cash flows from operating activities and partly offset by higher capital expenditures.

5/17

BCE reported 117,182 net new wireless postpaid customers in Q3, a net loss of 10,200 wireless prepaid subscribers; 44,424 net new high-speed Internet customers; 36,399 net new IPTV customers, and a net loss of 34,661 satellite TV customers. Residential and business NAS line net losses totalled 84,762. At the end of Q3, BCE customer connections across all services totalled 21,991,681, up 5.0% from last year. The total includes 9,008,273 wireless customers, up 7.5% over last year (including 8,243,446 postpaid customers, an increase of 8.8%); total high-speed Internet subscribers of 3,763,101, up 8.8%; total TV subscribers of 2,825,754, up 2.9% (including 1,517,833 IPTV customers, an increase of 16.6%); and total NAS lines of 6,394,553, an increase of 0.6%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Continued sharp operational execution and focus on subscriber profitability drove another quarter of strong financial performance for Bell Wireless. Service revenue increased 11.2% to $1,913 million, reflecting continued postpaid subscriber base growth, higher blended average revenue per user (ARPU)(4) as customers move to higher-rate plans with accelerating data usage, and the financial contribution from Bell MTS. Product revenue remained unchanged compared to Q3 of 2016 at $127 million despite more customer transactions, due to competitive promotional smartphone pricing. Total operating revenue grew 10.4% to $2,040 million.

Wireless adjusted EBITDA was up 9.4% to $871 million in Q3, driven by the high flow-through of service revenue from a greater mix of higher-value postpaid subscribers in our overall customer base and overall price discipline. Bell Wireless also contributed significantly to consolidated free cash flow generation in Q3 with growth in adjusted EBITDA less capital expenditures of 14.0% to $685 million. However, service revenue margin declined to 45.5% from 46.3% in Q3 2016, due to $74 million in higher year-over-year total combined retention spending and subscriber acquisition costs that reflected more handset upgrades attributable to a higher number of customers with expired contracts and a higher sales mix of premium smartphones. This, together with the incremental expense contribution of Bell MTS, drove operating cost growth of 11.1% in the quarter.

  Postpaid net additions in Q3 increased 9.2% to 117,182. This strong performance was the result of lower customer churn(4) and record Q3 postpaid gross additions of 390,985, up 2.5% over last year, driven by Bell’s mobile network speed and technology leadership, effective sales execution of targeted promotions across all our retail channels, and the contribution of Bell MTS.
  Postpaid customer churn improved 0.10 percentage points to 1.16%, reflecting the operational benefits of our investments in network speed, customer retention, and service quality.
  Bell Wireless postpaid customers totalled 8,243,446 at September 30, 2017, up 8.8% from Q3 2016, which drove a 7.5% increase in total wireless customers to 9,008,273.
  Blended ARPU grew 3.0% to $69.78, the result of a higher year-over-year postpaid subscriber mix, increased LTE data usage and growth in subscribers on higher-value rate plans with larger data thresholds in the overall revenue mix. On average, Bell’s wireless LTE customers consumed 26% more data per month in Q3 compared to last year.
  The percentage of postpaid subscribers on LTE reached 86% in Q3, up from 78% in Q3 2016.

6/17

Bell Wireline

Wireline operating revenue increased 2.9% in Q3 to $3,092 million, the result of 4.1% higher service revenue of $2,860 million driven by stronger Internet and IPTV net subscriber gains, 4.5% growth in household ARPU, improved year-over-year business performance reflecting financial contributions from data centre operator Q9 Networks (Q9) acquired in October 2016, and Bell MTS. This was partly offset by approximately $21 million in unfavourable regulatory-related financial impacts, compared to last year, from downward revisions to wholesale Internet tariffs and refunds for cancelled services mandated by the CRTC, as well as a $25 million, or 9.7%, decrease in low-margin product revenue to $232 million.

Wireline adjusted EBITDA growth accelerated this quarter, increasing 4.4% over Q3 2016 to $1,308 million, which yielded a 0.6-point expansion in margin to 42.3%. This was driven by higher year-over-year service revenue, customer service operating efficiencies, fibre-related savings, and Bell MTS integration synergies, despite the adverse financial impact of CRTC-related regulatory decisions and higher operating costs compared to last year. Operating costs were up 1.8% to $1,784 million, due mainly to the acquisitions of MTS and Q9. Excluding regulatory impacts, wireline adjusted EBITDA was up 6.1% in the quarter.

  High-speed Internet net subscriber additions totalled 44,424, up 12.8% compared to 39,375 last year. The increase reflected effective marketing of student promotions during the back- to-school period; the pull-through of IPTV customer activations, including from Bell’s new app-based live TV streaming service Alt TV; as well as lower customer churn driven both by the ongoing expansion of Bell’s FTTP footprint and enhanced competitive speeds in areas where Bell direct fibre service is not available. Bell’s direct fibre footprint grew to approximately 3.6 million homes and commercial locations this quarter, up from 2.8 million at the end of Q3 2016.
  At September 30, 2017, BCE’s high-speed Internet customer base totalled 3,763,101, up 8.8% compared to Q3 last year.
  Bell TV gained 36,399 net new IPTV subscribers in Q3, up slightly from the 36,253 added last year, despite sustained aggressive cable service bundle offers, increasing maturity of current Fibe TV markets, and over-the-top substitution. Stronger year-over-year performance reflected the positive operational benefits from a first full quarter of Alt TV marketing, an expanded FTTP footprint, and fewer Bell retail customers with expired pricing promotions in the quarter. At the end of Q3, BCE served 1,517,833 IPTV subscribers, up 16.6% over Q3 2016.
  Satellite TV net customer losses improved 15.4% over last year to 34,661 due to fewer customer deactivations.
  At the end of Q3, BCE had a total of 2,825,754 TV subscribers, up 2.9% compared to 2,745,873 at the end of Q3 2016.
  Wireline data service revenue increased 6.0% to $1,806 million, due to the favourable impact of Bell MTS, Internet and TV subscriber base growth, higher ARPU from customer upgrades to faster Internet speeds, larger data usage Internet rate plans and flow-through of price changes in 2017, as well as higher business service solutions revenue driven by the incremental financial contribution of Q9.

7/17

  Wireline product revenue decreased 9.7% to $232 million, reflecting lower demand for telecommunications equipment by large enterprise business and wholesale customers due to competitive pricing and technology substitution, and higher sales in Q3 2016 from a large customer contract in the healthcare sector.
  Residential NAS net losses improved 28.8% to 57,387 from 80,587 in Q3 2016, due to the strong pull-through of Fibe TV service bundle activations in the quarter, despite aggressive cable promotional offers and ongoing wireless and Internet technology substitution.
  Business NAS net losses were down 27.5% to 27,375 from 37,734 in Q3 last year, due to fewer large business and wholesale customer deactivations, and improved small business performance.
  NAS access lines at the end of Q3 totalled 6,394,553, up 0.6% from 6,358,362 last year. Local and access revenue increased 3.9% to $796 million due to the incremental financial contribution of Bell MTS and residential rate increases. Long distance revenue decreased 17.5% to $156 million as a result of ongoing NAS access line erosion, technology substitution by wireless and Internet technologies, and lower sales of international long distance minutes to wholesale customers.

Bell Media

In a seasonally low quarter for the media sector, Bell Media operating revenue increased 1.0% in Q3 to $723 million, the result of higher advertising and subscriber revenues.

Advertising revenue was up over Q3 2016 due to continued growth in outdoor advertising at Astral Out of Home (AOOH). Although results this quarter reflected the recapture of advertising dollars following the shift in Q3 last year to the main broadcaster of the Rio Summer Olympics, conventional and overall specialty TV revenues decreased due to continued market softness and a steady decline in audience levels. Subscriber revenue also increased over last year on higher revenues from CraveTV and TV Everywhere GO products.

Media adjusted EBITDA of $187 million in Q3 was unchanged, compared to last year, as higher revenue was offset by a 1.3% increase in operating costs due to higher programming and content costs driven by the ongoing ramp-up of content for our CraveTV and pay TV services, deal renewals for specialty TV programming, and increased costs at AOOH as a result of acquisitions and new outdoor advertising contract wins over the past year.

  CTV was the most-watched television network with 10 of the top 20 programs, and 7 of the top 10 programs during fall premiere week with viewers aged 25 to 54, including the top 2 new fall series: Young Sheldon and The Good Doctor.
  Bell Media reached 82% of Canadian English-language specialty and pay TV viewers in the average week in Q3, with 5 of the top 10 Canadian English entertainment specialty and pay channels among viewers aged 25 to 54: Space, Discovery, TMN, Comedy, and CP24.
  Game of Thrones Season 7 was the most-watched series ever on Canadian specialty and pay TV and the #1 summer show overall, while the Handmaid’s Tale was the most-watched new program on Canadian entertainment specialty TV during the 2016/2017 broadcast year. Star Trek: Discovery, airing on Space and also available on streaming service CraveTV, broke records with the 3 highest-rated series episodes in Canadian specialty TV history.

8/17

  Overall viewership for NFL games is up 10% over last year on TSN and CTV, with average audiences up 53% for Sunday night games, up 18% on Mondays and up 12% on Thursdays.
  Bell Media maintained its position in the Québec market with Bell Media French specialty and pay TV reaching 70% of all French-language TV viewers in the average week in Q3.
  Canada’s top radio broadcaster again in summer 2017, Bell Media on average reached 17.8 million listeners. On August 9, Bell Media agreed to acquire 4 Ontario FM radio stations from Larche Communications Inc. Pending CRTC approval, the addition of these stations to Bell Media’s 105 iHeartRadio Canada properties will broaden the network’s industry-leading reach across the country.
  Bell Media continued to lead in digital media among Canadian broadcast and video network competitors, reaching 67% of the digital audience in Q3 with 21 million unique monthly visitors, average monthly time of 1.1 billion minutes spent on the sites, and 358 million videos viewed.
  The exclusive outdoor advertising provider for Toronto Pearson International, AOOH introduced 2 new large-format digital superboards close to Canada’s largest airport in August, providing airport information and advertising opportunities reaching a daily circulation of close to 800,000 commuters and passengers. AOOH now has more than 40 large digital faces in the Toronto market.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7175 per common share, payable on January 15, 2018 to shareholders of record at the close of business on December 15, 2017.

OUTLOOK FOR 2017

BCE confirmed its financial guidance targets for 2017, as updated on April 26, 2017 to reflect the acquisition of MTS, as follows:

	April 26 Guidance	November 2 Guidance
Revenue growth	4% – 6%	On track
Adjusted EBITDA growth	4% – 6%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.30 – $3.40	On track
Free cash flow growth	approx. 5% – 10%	On track
Annualized common dividend per share	$2.87	$2.87
Dividend payout policy(3)	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2017 results on Thursday, November 2 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or 416-340-2216. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 1946321#.

9/17

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q3-2017 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2017		Q3 2016
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	770	0.86	752	0.87
Severance, acquisition and other costs	17	0.01	20	0.03
Net losses on investments	-	-	12	0.01
Early debt redemption costs	12	0.01	-	-
Adjusted net earnings	799	0.88	784	0.91

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented Information, in BCE’s Q3 2017 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common

10/17

measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q3 2017	Q3 2016
Net earnings	817	800
Severance, acquisition and other costs	23	25
Depreciation	765	706
Amortization	208	161
Finance costs
Interest expense	242	227
Interest on post-employment benefit obligations	18	20
Other expense (income)	56	13
Income taxes	237	284
Adjusted EBITDA	2,366	2,236
BCE operating revenues	5,678	5,407
Adjusted EBITDA margin	41.7%	41.4%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

11/17

($ millions)
	Q3 2017	Q3 2016
Cash flows from operating activities	2,233	1,943
Capital expenditures	(1,040)	(976)
Cash dividends paid on preferred shares	(21)	(34)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(13)
Acquisition and other costs paid	24	31
Free cash flow	1,183	951

(4)	We use ARPU, churn, and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q3 2017 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2017 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s annualized common share dividend and common share dividend payout policy, our network deployment plans and related capital investments, the expected timing and completion of the proposed acquisition of the Séries+ and Historia French-language specialty channels from Corus Entertainment Inc. (Corus) and certain benefits expected to result from such proposed transaction, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 2, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 2, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others

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in understanding certain key elements of our expected 2017 financial results, as well as our objectives, strategic priorities and business outlook for 2017, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 3.1% in 2017, representing a 30 basis point increase from an earlier estimate of 2.8%
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  Soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from 2016 pricing changes
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 87% of the Canadian population, including Manitoba
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases

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  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

Assumptions Concerning our Bell Media Segment

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, The Movie Network’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2017:

  total post-employment benefit plans cost to be approximately $320 million to $340 million, based on an estimated accounting discount rate of 4.0%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,850 million to $3,900 million net interest expense of approximately $950 million to $975 million tax adjustments (per share) of approximately $0.08, instead of $0.01 an effective tax rate of approximately 26%, instead of 27%
  non-controlling interest (NCI) of approximately $50 million total pension plan cash funding of approximately $400 million to $450 million

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  cash taxes of approximately $650 million to $700 million
  net interest payments of approximately $950 million to $975 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($25) million to ($150) million average BCE common shares outstanding of approximately 895 million an annual common share dividend of $2.87 per share

The foregoing assumptions, although considered reasonable by BCE on November 2, 2017, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2017 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2017 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings

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  the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of the Séries+ and Historia French-language specialty channels from Corus are subject to closing conditions, termination rights and other risks and uncertainties, including approval by the CRTC and the Competition Bureau, and there can be no certainty that the anticipated benefits will be realized.

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We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2016 Annual MD&A dated March 2, 2017 (included in the BCE 2016 Annual Report) and BCE’s 2017 First, Second and Third Quarter MD&As dated April 25, 2017, August 2, 2017 and November 1, 2017, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

Canada’s largest communications company, BCE provides the broadest range of broadband wireless, TV, Internet and business communication services to consumer and business customers throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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